UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras launches new website about fuel prices

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Rio de Janeiro, June 1, 2022 - Petróleo Brasileiro S.A. - Petrobras, aiming to facilitate access to information on fuel prices, launched, today, a new website where it presents, in a didactic way and more user-friendly look, the parts involved in the formation of gasoline, diesel and cooking gas (LPG) prices.

The new site (precos.petrobras.com.br), in addition to providing information on price formation for the final consumer, allows the values to be filtered by the national average or by states, considering state taxes and other local variables.

For years, the company has disclosed, on its institutional website, the prices charged at its refineries and the average composition of the final price, a topic of great interest to the general public. In the past six months, this was the most accessed information on Petrobras' website, with nearly 1.5 million views.

In November 2021, Petrobras had already launched a TV advertising campaign, in which it informed the final consumer about the formation of prices.

The new virtual environment is yet another Petrobras action to keep the society informed about the sale prices of its products.

The company has also regularly provided clarifications to the regulatory, antitrust, executive, legislative, and judicial authorities.

Transparency and quality of the information provided are values practiced by Petrobras, and acknowledged by the external public.

Among the company's recognitions, can be cited the outstanding award among the winners of the Transparency Trophy granted by the National Association of Finance, Administration and Accounting Executives (Anefac) to companies with the best quality and transparency in their financial statements. Furthermore, last year, the Petrobras Transparency Portal received the top score in the assessment made by the Comptroller General of the Union (CGU), meeting 100% of the transparency requirements set by the agency.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th floorr – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 01, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer